Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference, in the Prospectus constituting a part of this Registration Statement on Form S-3 of Lineage Cell Therapeutics, Inc. our reports dated March 12, 2020 with respect to the consolidated financial statements of Lineage Cell Therapeutics, Inc. and Subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to a change in its method of accounting for revenue) and the effectiveness of Lineage Cell Therapeutics, Inc. and Subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Lineage Cell Therapeutics, Inc. for the year ended December 31, 2019.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ OUM & CO. LLP

San Francisco, California

May 1, 2020